SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)


            Under the Securities Exchange Act of 1934

                        (Amendment No. 3)


                   PHP HEALTHCARE CORPORATION
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            693344103
                         (CUSIP Number)

                     Mr. Charles H. Robbins
                       7720 Carlton Place
                     McLean, Virginia  22102
                         (703) 550-8145
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                      Lawrence T. Yanowitch
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5601
                         (202) 452-8600

                         April 30, 1997
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

                 (Continued on following pages)

                       (Page 1 of 7 Pages)

CUSIP No.  693344103          13D                     Page 2 of 7

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

     Charles H. Robbins

2.    Check the appropriate box if a member of a group    (a) [ ]
                                                          (b) [x]
3.    SEC USE ONLY

4.    Source of Funds

      N/A

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

     United States

                        7.    Sole Voting Power
NUMBER OF SHARES
BENEFICIALLY                  1,410,076 shares (see Item 5)
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING
PERSON                        0 shares
WITH
                        9.    Sole Dispositive Power

                              1,410,076 shares (see Item 5)

                        10.   Shared Dispositive Power

                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       1,410,076 shares (see Item 5)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       %

14.    Type of Reporting Person

       IN

CUSIP No.  693344103          13D                     Page 3 of 7

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

     Ellen E. Robbins

2.    Check the appropriate box if a member of a group    (a) [ ]
                                                          (b) [x]
3.    SEC USE ONLY

4.    Source of Funds

      N/A

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

     United States

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY
OWNED BY                      300,000 shares (see Item 5)
EACH
REPORTING               8.    Shared Voting Power
PERSON
WITH                          0 shares

                        9.    Sole Dispositive Power

                              300,000 shares (see Item 5)

                        10.   Shared Dispositive Power

                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       300,000 shares (see Item 5)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       2.7%

14.    Type of Reporting Person

       IN

     This Amendment No. 3 is filed by Charles H. Robbins and Ellen E. Robbins (collectively, the "Reporting Persons"), amends and supplements the statement of the Reporting Persons on
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons, relating to Common Stock, par value $.01 per share (the "Common Stock"), of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

Item 4.   Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by adding thereto the following:

Exercise of Put Right

     On April 30, 1997, Mr. Robbins sent a letter to the Issuer exercising the Put Right for all 200,000 shares of Common Stock which are subject to the Put Right. Mr. Robbins intends to use the proceeds from the sale of the Common Stock to the Issuer to repay the total principal and interest accrued from indebtedness incurred pursuant to the Issuer's Executive Loan Program and repayment of the cash value of split value life insurance policies transferred to Mr. Robbins.

Alternative Third Party Sale

     Mr. Robbins and a third party investor are in discussions with respect to a proposed transaction pursuant to which Mr. Robbins would sell 300,000 shares of Common Stock to the third party investor. Such sale would be in lieu of the sale of shares to the Company pursuant to the Put Right, which would be cancelled upon consummation of the sale of Common Stock to the third party investor. In connection with this transaction, the Reporting Persons and the Issuer would amend the Employment Agreement provisions to allow for the sale to the third party investor. Mr. Robbins would use the proceeds from the sale of Common Stock to the third party investor to repay the total principal and interest accrued from indebtedness incurred pursuant to the Issuer's Executive Loan Program and repayment of the cash value of split value life insurance policies transferred to Mr. Robbins.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment

No. 3.

Item 7.   Items to be Filed as Exhibits

Exhibit   Description

None

                           SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Date:  May 1, 1997

                                   /s/ Charles H. Robbins
                                   Charles H. Robbins





                                   /s/ Ellen E. Robbins
                                   Ellen E. Robbins

                               EXHIBIT INDEX

Exhibit   Description

None